UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

March 16, 2005

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐             No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐             No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐             No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Total Pages: 33

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1. Report entitled “Restatement of Financial Information under International Financial Reporting Standards (“IFRS”)”, dated March 16, 2005.

Item 1

Smith & Nephew plc

Restatement of Financial Information under

International Financial Reporting Standards (“IFRS”)

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SMITH & NEPHEW plc

RESTATEMENT OF FINANCIAL INFORMATION UNDER IFRS

NOTES TO THE GROUP ACCOUNTS

1.	GENERAL INFORMATION

Smith & Nephew plc (the “Company”) is a public limited company incorporated in the United Kingdom under the Companies Act 1985. In these financial statements, “Group” means the Company and all its subsidiaries. Smith & Nephew plc has prepared its primary financial statements under UK generally accepted accounting principles (“UK GAAP”). From 2005 the Group is required to prepare its consolidated financial statements in accordance with International Accounting Standards (“IAS”) and International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”). References to IFRS throughout this document refer to the application of International Accounting Standards and International Financial Reporting Standards.

The first Annual report under IFRS will be for 2005 and the first interim results reported under IFRS will be for Quarter 1 2005. This document explains how the Group’s reported performance and financial position are affected by this change.

Presentation of Financial Information

The Group financial statements have been prepared in accordance with International Accounting and Financial Reporting Standards (“IFRS”) and are presented in UK Sterling.

This restatement document has been prepared on the basis that all IFRSs, International Financial Reporting Interpretation Committee (“IFRIC”) interpretations, and current IASB exposure drafts will be issued as final standards and adopted by the European Commission. The failure of the European Commission to adopt all of these standards in time for financial reporting in 2005, or the issue of further interpretations by IFRIC in advance of the reporting date, could result in the need to change the basis of accounting or presentation of certain financial information from that presented in this document.

As permitted under IFRS 1 and explained under section 2, first time adoption of IFRS, management has elected not to restate comparative information for the Financial Instrument standards IAS 32 and IAS 39. For Quarter 1 2005 reporting, a restatement of the opening balance sheet at 1 January 2005 will be provided to align the Group’s 2005 opening position under IAS 32 and 39.

The UK GAAP financial information contained in this document does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The auditors have issued unqualified opinions on the Group’s UK GAAP financial statements for the years ended 31 December 2003 and 31 December 2004. The UK GAAP financial statements for the year ended 31 December 2003 have been delivered to the Registrar of Companies. The UK GAAP financial statements for the year ended 31 December 2004 will be delivered to the Registrar of Companies in due course.

SMITH & NEPHEW plc

RESTATEMENT OF FINANCIAL INFORMATION UNDER IFRS

GROUP INCOME STATEMENT

	Years ended 31 December
	2004	2003
	(£ million, except per share amounts)
Revenue	1,248.5	1,178.9
Cost of goods sold	(334.8)	(345.1)
Selling, general and administrative expenses	(597.6)	(546.9)
Research and development expenses	(66.4)	(66.8)

Trading profit	249.7	220.1

Restructuring and acquisition related expenses	—	(22.4)
Macrotextured claim	(80.0)	—
Amortisation of acquisition intangibles	(4.4)	—

Profit before tax, financing and share of results of the joint venture	165.3	197.7
Interest receivable	13.9	11.0
Interest payable	(10.1)	(15.6)
Other finance costs	(1.8)	(3.8)

Profit before tax and share of results of the joint venture	167.3	189.3
Taxation	(44.6)	(56.1)

Profit before share of results of the joint venture	122.7	133.2
Share of results of the joint venture	15.5	12.5

Profit from continuing operations	138.2	145.7
Discontinued operations	—	26.7

Attributable profit for the year	138.2	172.4

Earnings per share
Including discontinued operations:
Basic	14.78p	18.54p
Diluted	14.67p	18.42p
Excluding discontinued operations:
Basic	14.78p	15.67p
Diluted	14.67p	15.57p

Adjusted earnings	£194.6m	£169.3m
Adjusted earnings per share:
Basic	20.81p	18.20p
Diluted	20.66p	18.09p

SMITH & NEPHEW plc

RESTATEMENT OF FINANCIAL INFORMATION UNDER IFRS

GROUP BALANCE SHEET

	At 31 December
	2004	2003
	(£ million)
ASSETS
Non-current assets
Property, plant and equipment	290.3	266.5
Intangible assets	375.3	286.9
Investments	4.9	5.0
Investment in joint venture	120.7	121.2
Non-current receivables	25.6	22.9
Deferred tax assets	67.6	58.7

	884.4	761.2

Current assets
Inventories	284.9	230.6
Trade and other receivables	320.2	300.1
Cash and bank	32.6	26.0

	637.7	556.7

TOTAL ASSETS	1,522.1	1,317.9

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Called up equity share capital	114.5	114.1
Share premium account	159.6	152.0
Own shares	(4.2)	(2.1)
Other reserves	1.4	1.3
Accumulated profits	430.7	345.1

Total equity	702.0	610.4

Non-current liabilities
Long-term borrowings	152.6	108.9
Retirement benefit obligation	146.8	137.5
Other payables due after one year	15.8	8.8
Provisions – due after one year	15.6	—
Deferred tax liabilities	40.9	54.5

	371.7	309.7

Current liabilities
Trade and other payables	244.2	211.7
Bank overdrafts and loans due within one year	32.3	97.2
Provisions – due within one year	66.1	19.5
Current tax payable	105.8	69.4

	448.4	397.8

Total liabilities	820.1	707.5

TOTAL EQUITY AND LIABILITIES	1,522.1	1,317.9

SMITH & NEPHEW plc

RESTATEMENT OF FINANCIAL INFORMATION UNDER IFRS

GROUP CASH FLOW STATEMENT

	Years ended 31 December
	2004	2003
	(£ million)
Net cash inflow from operating activities
Profit before tax, financing and share of results of the joint venture	165.3	197.7
Depreciation and amortisation	69.4	61.4
Loss on sale of property, plant and equipment	2.6	1.9
Share based payment expense	6.1	6.4
Increase in inventories	(59.5)	(9.8)
Increase in trade and other receivables	(41.1)	(22.7)
(Decrease)/increase in trade payables and provisions (i) (ii)	85.4	(19.1)

Cash generated from operations (iii)	228.2	215.8
Interest received	13.9	11.0
Interest paid	(10.1)	(15.6)
Income taxes paid	(37.9)	(52.2)

Net cash inflow from operating activities	194.1	159.0

Cash flows from investing activities
Acquisitions	(36.7)	(4.3)
Cash acquired on acquisition of MMT	1.8	—
Disposal of associated undertaking	—	52.4
Dividends received from the joint venture	14.1	6.8
Trade investments	(0.3)	(0.6)
Capital expenditure	(102.0)	(73.2)
Disposal of property, plant and equipment	1.2	2.4

Net cash used in investing activities	(121.9)	(16.5)

Cash flows from financing activities
Proceeds from issue of ordinary share capital	8.0	8.5
Own shares purchased	(4.1)	(1.3)
(Decrease)/increase in obligations under finance leases	(0.9)	(0.6)
(Decrease)/increase in borrowings	(60.6)	(100.2)
Settlement of currency swaps	39.8	—
Equity dividends paid	(46.7)	(45.1)

Net cash used in financing activities	(64.5)	(138.7)

Net increase in cash and cash equivalents	7.7	3.8
Cash and cash equivalents at beginning of year	14.4	10.2
Exchange adjustments	0.2	0.4

Cash and cash equivalents at end of year	22.3	14.4

(i)	Includes 2004 - £2.2 m (2003 - £9.6m) of outgoings on rationalisation, acquisition integration and divestment costs.
(ii)	2004 includes £66.6m exceptional provision relating to macrotextured knee revisions.
(iii)	After £17.2m unreimbursed by insurers relating to macrotextured knee revisions in 2004 and £17.0m on Centerpulse costs in 2003.

SMITH & NEPHEW plc

RESTATEMENT OF FINANCIAL INFORMATION UNDER IFRS

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Years ended 31 December
	2004	2003
	(£ million)
Exchange differences on translation of foreign operations	0.1	1.3
Actuarial losses on defined benefit plans net of deferred tax	(11.2)	(18.1)
Actuarial gains on joint venture defined benefit plans	0.1	0.6
Tax on items taken directly to or transferred from equity	1.1	2.2

Net expense recognised directly in equity	(9.9)	(14.0)
Attributable profit for the year	138.2	172.4

Total recognised income and expense for the year	128.3	158.4

SMITH & NEPHEW plc

RESTATEMENT OF FINANCIAL INFORMATION UNDER IFRS

GROUP STATEMENT OF CHANGES IN EQUITY *

	Share capital	Share premium	Own shares	Currency translation reserves	Retained earnings	Total
	(£ million)
31 December 2002 as originally stated (i)	113.5	143.8	(3.2)	—	262.5	516.6
Changes in accounting policy relating to the first time adoption of IFRS	—	—	—	—	(33.4)	(33.4)

31 December 2002 - restated	113.5	143.8	(3.2)	—	229.1	483.2
Exchange differences on translation of foreign operations	—	—	—	1.3	—	1.3
Actuarial gains/(losses) on defined benefit plans	—	—	—	—	(17.5)	(17.5)
Tax on items taken directly to or transferred from equity	—	—	—	—	2.2	2.2
Share based expense recognised in the income statement	—	—	—	—	6.4	6.4
Cost of own shares purchased	—	—	(1.3)	—	—	(1.3)
Cost of shares transferred to beneficiaries	—	—	2.4	—	(2.4)	—
Issue of shares	0.6	8.2	—	—	—	8.8

Net income recognised directly in equity	114.1	152.0	(2.1)	1.3	217.8	483.1
Attributable profit for the year	—	—	—	—	172.4	172.4
Equity dividends paid in the year	—	—	—	—	(45.1)	(45.1)

At 31 December 2003	114.1	152.0	(2.1)	1.3	345.1	610.4

Exchange differences on translation of foreign operations	—	—	—	0.1	—	0.1
Actuarial gains/(losses) on defined benefit plans	—	—	—	—	(11.1)	(11.1)
Tax on items taken directly to or transferred from equity	—	—	—	—	1.1	1.1
Share based expense recognised in the income statement	—	—	—	—	6.1	6.1
Cost of own shares purchased	—	—	(4.1)	—	—	(4.1)
Cost of shares transferred to beneficiaries	—	—	2.0	—	(2.0)	—
Issue of shares	0.4	7.6	—	—	—	8.0

Net income recognised directly in equity	114.5	159.6	(4.2)	1.4	339.2	610.5
Attributable profit for the year	—	—	—	—	138.2	138.2
Equity dividends paid in the year	—	—	—	—	(46.7)	(46.7)

At 31 December 2004	114.5	159.6	(4.2)	1.4	430.7	702.0

(i)	In 2003 total reported equity was £516.9m as this included the non-equity share capital of 5½% £1.00 cumulative preference shares totalling £0.3m. On 23 June 2003, following the cancellation of the non-equity share capital, a capital redemption reserve of £0.3m was established in the Parent Company. This reserve was extinguished during 2003.
*	The Statement of changes in Equity is not a primary statement but is included here for clarity. It will be presented as a note in the Group’s full 2005 financial statements.

SMITH & NEPHEW plc

RESTATEMENT OF FINANCIAL INFORMATION UNDER IFRS

Adjusted Earnings and Earnings Per Share

In order to provide a trend measure of underlying performance, earnings excluding discontinued operations is adjusted below to exclude items which management consider will distort comparability, either due to their significant non-recurring nature or as a result of specific accounting treatments.

Adjusted earnings per share has been calculated by applying the basic average number of ordinary shares in issue of 935 million (2003 – 930 million) as the denominator. The diluted average number of ordinary shares in issue is 942 million (2003 – 936 million).

	Years ended 31 December
	2004	2003
	(£ million, except per share amounts)
Attributable profit for the year	138.2	172.4
Adjustments:
Restructuring and acquisition related expenses	—	22.4
Share of restructuring expenses within the joint venture	—	2.7
Macrotextured claim	80.0	—
Amortisation of acquisition intangibles	4.4	—
Net profit on disposal of associate	—	(40.0)
Taxation on excluded items	(28.0)	11.8

Adjusted earnings	£194.6m	£169.3m

Adjusted basic earnings per share	20.81p	18.20p

Adjusted diluted earnings per share	20.66p	18.09p

Business Segment Analysis – Revenue and Trading Profit

For management purposes, the Group is organised into three business segments - Orthopaedics, Endoscopy and Advanced Wound Management. These business segments are the basis on which the Group reports its primary segmental performance.

	Years ended 31 December
	2004	2003
	(£ million)
Revenue by business segment
Orthopaedics	588.7	525.4
Endoscopy	304.8	300.0
Advanced Wound Management	355.0	353.5

	1,248.5	1,178.9

There are no inter-segment sales.

Results by business segment
Orthopaedics	137.7	119.6
Endoscopy	61.3	59.7
Advanced Wound Management	50.7	40.8

Trading profit	249.7	220.1

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SMITH & NEPHEW plc

RESTATEMENT OF FINANCIAL INFORMATION UNDER IFRS

2.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

In 2005 the Group will adopt IFRS for the first time. Previously the Group reported under UK generally accepted accounting principles (“UK GAAP”).

The Group has applied IFRS 1 First Time Adoption of International Financial Reporting Standards to provide a starting point for reporting under IFRS. The Group’s date of transition to IFRS is 1 January 2003 and all comparative information in the financial statements is restated to reflect the Group’s adoption of IFRS, except where otherwise required or permitted under IFRS 1.

IFRS 1 requires an entity to comply with each IFRS effective at the reporting date for its first IFRS financial statements. As a general principle, IFRS 1 requires the standards effective at the reporting date to be applied retrospectively. However, retrospective application is prohibited in some areas, particularly where retrospective application would require judgements by management about past conditions after the outcome of the particular transaction is already known. A number of optional exemptions from full retrospective application of IFRSs are granted where the cost of compliance is deemed to exceed the benefits to users of the financial statements. Where applicable, the options selected by management are set out in the explanatory notes below.

The adoption of IFRS has resulted in the following changes to the Group’s accounting policies:

Interest in Joint Venture

Under UK GAAP the Group included its share of the results of the BSN Joint Venture in its consolidated financial statements under the gross equity method. The results of the joint venture were included within turnover, operating profit, interest and taxation in the income statement, and the net investment as a single line item in the balance sheet. Under IFRS, the Group has applied equity accounting on a net basis. Under the net equity method of accounting the Group’s share of the results of the joint venture are reported in the income statement as a single line item after taxation and the net investment in the joint venture is reported, as before, as a single line item in the balance sheet.

The BSN Joint Venture adopts a corridor approach for accounting for its defined benefit pension scheme. The Group has adjusted the results to bring this in line with its policy of immediate recognition of actuarial gains and losses through the Statement of Recognised Income and Expense.

Discontinued Operations

Under UK GAAP the Group presented the operating results of operations disposed during the year separately from the exceptional gain on disposal. Under IFRS, the Group’s interest in AbilityOne in 2003 is presented after continuing operations and represents the results of operations after interest and the gain on disposal, both net of tax.

Cumulative translation differences

Translation differences arise from the consolidation of the results of foreign operations at average rate and the balance sheet at year-end rate of exchange. UK GAAP does not require these translation differences to be separately identified and accounted for in subsequent disposals of foreign operations. Under IFRS the translation differences arising are separately recorded in equity, net of any movements on related hedging instruments. On disposal of a foreign operation, the cumulative translation differences for that foreign operation are transferred to the income statement as part of the gain or loss on disposal.

Under IFRS 1, the Group is not required to record cumulative translation differences arising prior to the transition date. In utilising this exemption, all cumulative translation differences are deemed to be zero as at 1 January 2003 and all subsequent disposals shall exclude any translation differences arising prior to the date of transition.

Business Combinations

The method of accounting for business combinations under IFRS is significantly different in a number of areas from that previously applied under UK GAAP.

SMITH & NEPHEW plc

RESTATEMENT OF FINANCIAL INFORMATION UNDER IFRS

2.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS – (continued)

The most significant differences arise from the requirement under IFRS to bring all the assets and liabilities of acquired entities into the consolidated financial statements at fair value, including intangible assets which would not meet the criteria as such had they been internally developed. Under IFRS, management considers it probable that more intangible assets will be recognised separately from goodwill – including patents, technology, in-process research and development, trade names, customer relationships – which will result in a corresponding reduction in goodwill relative to other intangible assets after the date of transition compared to UK GAAP.

Under IFRS 1, the Group may elect not to apply IFRS 3 Business Combinations retrospectively to transactions occurring prior to the date of transition to IFRS and management has elected to take this exemption. The carrying amount of goodwill in the opening IFRS balance sheet is that recorded under UK GAAP at the date of transition, adjusted for the resolution of subsequent contingencies. As from the date of transition, goodwill is not amortised but subject to annual tests for impairment. Goodwill set off against reserves or amortised prior to the date of transition ceases to exist under IFRS and is therefore not recycled to the income statement on any subsequent disposal of the business to which it relates. An adjustment for this arises in respect of the 2003 disposal of the Group’s interest in AOC.

Research and Development

No adjustment is required in respect of research and development expense. A full accounting policy is set out in the summary of significant accounting policies.

Derivative Financial Instruments

Under IFRS 1, the Group is not required to present comparative information which complies with IAS 32 and IAS 39. Instead, UK GAAP continues to apply to financial instruments for comparative information purposes. Management has elected to use this exemption to retain the comparability of the information given for prior years. The differences which will apply to the 2005 figures are noted below.

The IFRS standards relevant to the accounting for, and presentation of, financial instruments are IAS 32 Financial Instruments: Disclosure and Presentation, and IAS 39 Financial Instruments: Recognition and Measurement. The differences between IFRS and UK GAAP which are immediately relevant to the Group are the presentational rules on the offsetting of cash and borrowings, the requirement to recognise all derivatives on the balance sheet, and the detailed requirements that have to be met to qualify for hedge accounting.

Under IFRS and UK GAAP an enforceable right of offset is required to offset cash and borrowings. However, under IFRS there must also be an intention to settle these balances net. This means that the gross cash and borrowing positions included in the IFRS financial statements are different to those shown under UK GAAP.

The Group’s hedging strategy is unchanged in respect of both hedging the net investment position of foreign subsidiaries and covering the transactional risk of foreign currency purchases. However, the stricter designation, documentation requirements and effectiveness testing needed to qualify for hedge accounting under IFRS means that transactions undertaken as hedges under UK GAAP may not qualify for the same treatment under IFRS. As far as possible, the Group has structured its ongoing hedging activities to comply with the requirements of IFRS. However, the timing of clarification on the IFRS rules has meant that it has not been possible to ensure that the hedges taken out in accordance with UK GAAP in 2003 and 2004 are compliant with the hedge accounting requirements of IFRS. IFRS does not permit the use of hedge accounting for derivatives contracted to fix forward interest costs arising on currency swaps used to hedge the Group’s net investments.

Had the Group reported the 2003 and 2004 comparative information to comply with IAS 32 and IAS 39, the nature of the main adjustments required would be the grossing up of cash and borrowings to the extent that offsetting balances will not be settled net. Derivatives contracted to hedge purchases which remain forecasted at the balance sheet date and derivatives contracted to fix future interest costs would be included as assets or liabilities at fair value with the valuation movements reflected in profit or loss to the extent that hedge accounting criteria are not met. Derivatives contracted to hedge transactions which have occurred, and for which a financial asset or liability has been recognised, would be treated similarly.

SMITH & NEPHEW plc

RESTATEMENT OF FINANCIAL INFORMATION UNDER IFRS

2.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS – (continued)

Trade Investments

Under UK GAAP trade investments are stated at cost less provision for any permanent diminution in value. Under IFRS, after initial recognition at cost, trade investments are revalued to fair value at each balance sheet date. Under IFRS 1 the investment has been designated as an available for sale investment at the date of transition.

Trade investments fall within the scope of IAS 32 and IAS 39 for which the Group is not required to present comparative information which complies with these standards. The values for 2003 and 2004 therefore continue to be recorded at cost.

Leasing

Under IFRS, where lease payments in respect of land and buildings cannot be allocated reliably between these two elements, the entire lease must be classified as a finance lease unless it is clear that both elements are operating leases. Management considers the judgement over one lease of land and buildings to be not sufficiently clear-cut to retain the classification of operating lease under IFRS. It has been restated as a finance lease which is consistent with its treatment under US GAAP.

Deferred Tax

Under UK GAAP deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more tax.

Under IFRS, the change to a balance sheet liability method gives rise to a number of GAAP differences. The most significant differences are that the provisions relating to tax deductible goodwill set off against reserves prior to 1 January 1998 under UK GAAP and not reinstated under IFRS are written back, and additional provision is made for rolled over tax gains. For goodwill on which deductions are still to be claimed, deferred tax assets have been recognised on transition and are being amortised to offset the timing of the tax benefit. The amortisation of the asset under IFRS corresponds to the build up of the liability under UK GAAP.

Deferred tax adjustments are also required in respect of other accounting adjustments reflected in the transition to IFRS, principally against share option expense and pension costs.

Post Retirement Benefits

For UK GAAP the Group accounts for its defined benefit pension plans and post retirement healthcare plans under SSAP 24, whereby the costs are charged to operating profit so as to spread the expense of providing future pensions to employees over the remaining average service lives of current employees in the scheme. Differences between contributions paid and cumulative amounts charged to profit are shown as prepayments or accruals. Under SSAP 24 the assets and liabilities of the plan are not recognised on the balance sheet.

The valuation methodologies for plan assets and liabilities under IFRS are more prescriptive than those required under SSAP 24. The Group uses the projected unit method for valuing its liabilities under IFRS. Although this is the same method to that applied under SSAP 24, the actuarial assumptions which are used are different. Most significantly, under IFRS the discount rate is based on current short-term high quality corporate bond rates whereas under SSAP 24 an expected long-term investment return is used to discount liabilities. Because the resulting cost to be charged to the profit and loss account under IFRS is directly determined by the short term assumptions made it can be more volatile than that for SSAP 24. Under both SSAP 24 and IFRS the Group uses market value to value plan assets.

There are several alternative treatments available for accounting for defined benefit plans under current IFRS but, in contrast to SSAP 24, all adopt a balance sheet approach. In order to preserve consistency the Group has adopted the option under IFRS which is most similar to FRS 17 under UK GAAP, the potential impact of which has been disclosed in the financial statements since 2001. Under this treatment the balance sheet reflects the full value of the plan deficit. Actuarial gains and losses are recognised directly in equity through the statement of other recognised income and expense with the charge to the income statement reflecting the employer’s portion of past and current service costs, and financing on the plan assets and liabilities.

SMITH & NEPHEW plc

RESTATEMENT OF FINANCIAL INFORMATION UNDER IFRS

2.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS – (continued)

Share-Based payment

IFRS requires the cost of all share-based payments to be charged against profits over their respective vesting periods. Share based payments include executive and employee share option schemes and share awards. The accounting cost is the fair value at the date of grant calculated using an option pricing model. Under UK GAAP, share option costs are not expensed and the costs of share awards are charged against profits over the vesting period based on their intrinsic value.

Under IFRS 1, the company is required to restate its comparative years for all grants of equity instruments made on or after 7 November 2002. A first time adopter is encouraged to apply IFRS to grants made before this date to the extent information on the fair value of these equity instruments has previously been publicly disclosed. The Group has disclosed share valuations in its US GAAP reporting in prior years and these valuations have been used for the restated comparatives for all charges and grants made in 2001 and 2002 to improve the comparability of the financial statements.

Dividend Accrual

Under UK GAAP the Group accrued for the final dividend when proposed. Under IFRS the dividend is only recognised at the point it is declared and approved by the shareholders.

SMITH & NEPHEW plc

RESTATEMENT OF FINANCIAL INFORMATION UNDER IFRS

Reconciliation of Profit for the year ended 31 December 2003

The changes in accounting policies had the following effect on the profit reported for the year ended 31 December 2003:

	As reported under UK GAAP *	Joint Venture presentational change	Discontinued operations presentational change	Accounting policy changes under IFRS	IFRS
Revenue	1,178.9	—	—	—	1,178.9
Cost of goods sold	(345.1)	—	—	—	(345.1)
Selling, general and admin expenses	(546.3)	—	—	(0.6)	(546.9)
Research and development expenses	(66.8)	—	—	—	(66.8)

Trading profit	220.7	—	—	(0.6)	220.1

Restructuring and acquisition related expenses	(22.4)	—	—	—	(22.4)
Amortisation expense	(18.5)	—	—	18.5	—

Profit before tax, financing and share of results of the joint venture	179.8	—	—	17.9	197.7
Interest receivable	11.0	—	—	—	11.0
Interest payable	(17.0)	1.5	0.7	(0.8)	(15.6)
Other finance costs	—	—	—	(3.8)	(3.8)

Profit before tax and share of results of the joint venture	173.8	1.5	0.7	13.3	189.3
Taxation	(82.0)	6.0	17.4	2.5	(56.1)

Profit before share of results of the joint venture	91.8	7.5	18.1	15.8	133.2
Share of results of the joint venture	22.7	(10.2)	—	—	12.5
Share of JV exceptional	(2.7)	2.7	—	—	—

Profit from continuing operations	111.8	—	18.1	15.8	145.7
Share of Associate operating profit	4.8	—	(4.8)	—	—
Net profit on disposal of discontinuing operations	31.5	—	(31.5)	—	—
Discontinued operations	—	—	18.2	8.5	26.7

Attributable profit for the year	148.1	—	—	24.3	172.4

*	The order and description of items presented as “reported under UK GAAP” has been adjusted to ease the direct comparison with IFRS presentation.

SMITH & NEPHEW plc

RESTATEMENT OF FINANCIAL INFORMATION UNDER IFRS

Reconciliation of Profit for the year ended 31 December 2003 – Analysis of Accounting Policy Changes

	Goodwill amortisation reversal	Intangible asset amortisation	Lease reclassification	Post retirement benefits	Share based payments	Other (1)	Accounting policy changes under IFRS
Revenue	—	—	—	—	—	—	—
Cost of goods sold	—	—	—	—	—	—	—
Selling, general and admin expenses	—	—	0.4	2.7	(3.7)	—	(0.6)
Research and development expense	—	—	—	—	—	—	—

Trading profit	—	—	0.4	2.7	(3.7)	—	(0.6)
		—
Restructuring and acquisition related expenses	—	—	—	—	—	—
Amortisation expense	18.5	—	—	—	—	—	18.5

Profit before tax, financing and share of results of the joint venture	18.5	—	0.4	2.7	(3.7)	—	17.9
Interest receivable	—	—	—	—	—	—	—
Interest payable	—	—	(0.8)	—	—	—	(0.8)
Other finance costs	—	—	—	(3.8)	—	—	(3.8)

Profit before tax and share of results of the joint venture	18.5	—	(0.4)	(1.1)	(3.7)	—	13.3
Taxation	—	—	—	2.3	0.2	—	2.5

Profit before share of results of the joint venture	18.5	—	(0.4)	1.2	(3.5)	—	15.8
Share of results of the joint venture	—	—	—	—	—	—	—
Share of JV exceptional	—	—	—	—	—

Profit from continuing operations	18.5	—	(0.4)	1.2	(3.5)	—	15.8
Share of Associate operating profit	—	—	—	—	—	—	—
Net profit on disposal of discontinuing operations	—	—	—	—	—	—	—
Discontinued operations	—	—	—	—	—	8.5	8.5

Attributable profit for the year	18.5	—	(0.4)	1.2	(3.5)	8.5	24.3

(1)	In 2003 the ‘other’ adjustments to the income statement represent the goodwill not recycled on disposal of the associate as explained under Business Combinations in Section 2.

SMITH & NEPHEW plc

RESTATEMENT OF FINANCIAL INFORMATION UNDER IFRS

Reconciliation of Profit for the Year Ended 31 December 2004

	As reported under UK GAAP *	Joint Venture presentational change	Accounting policy changes under IFRS	IFRS
Revenue	1,248.5	—	—	1,248.5
Cost of goods sold	(334.8)	—	—	(334.8)
Selling, general and admin expenses	(595.8)	—	(1.8)	(597.6)
Research and development expense	(66.4)	—	—	(66.4)

Trading profit	251.5	—	(1.8)	249.7

Restructuring and acquisition related expenses	—	—	—	—
Macrotexture claim	(80.0)	—	—	(80.0)
Amortisation expense	(20.5)	—	16.1	(4.4)

Profit before tax, financing and share of results of the joint venture	151.0	—	14.3	165.3
Interest receivable	13.9	—	—	13.9
Interest payable	(10.8)	1.4	(0.7)	(10.1)
Other finance costs	—	—	(1.8)	(1.8)

Profit before tax and share of results of the joint venture	154.1	1.4	11.8	167.3
Taxation	(52.7)	6.9	1.2	(44.6)

Profit before share of results of the joint venture	101.4	8.3	13.0	122.7
Share of results of the joint venture	23.8	(8.3)	—	15.5

Attributable profit for the year	125.2	—	13.0	138.2

*	The order and description of items presented as “reported under UK GAAP” has been adjusted to ease the direct comparison with IFRS presentation.

SMITH & NEPHEW plc

RESTATEMENT OF FINANCIAL INFORMATION UNDER IFRS

Reconciliation of Profit for the Year Ended 31 December 2004 – Analysis of Accounting Policy Changes

	Goodwill amortisation reversal	Intangible asset amortisation	Lease Reclassification	Post retirement benefits	Share based payments	Other	Accounting policy changes under IFRS
Revenue	—	—	—	—	—	—	—
Cost of goods sold	—	—	—	—	—	—	—
Selling, general and admin expenses	—	—	0.3	3.6	(4.4)	(1.3)	(1.8)
Research and development expense	—	—	—	—	—	—	—

Trading profit	—	—	0.3	3.6	(4.4)	(1.3)	(1.8)

Restructuring and acquisition related expenses	—	—	—	—	—	—	—
Amortisation expense	20.5	(4.4)	—	—	—	—	16.1

Profit before tax, financing and share of results of the joint venture	20.5	(4.4)	0.3	3.6	(4.4)	(1.3)	14.3
Interest receivable
Interest payable	—	—	(0.7)	—	—	—	(0.7)
Other finance costs	—	—	—	(1.8)	—	—	(1.8)

Profit before tax and share of results of the joint venture	20.5	(4.4)	(0.4)	1.8	(4.4)	(1.3)	11.8
Taxation	—	0.9	—	0.9	(0.6)	—	1.2

Profit before share of results of the joint venture	20.5	(3.5)	(0.4)	2.7	(5.0)	(1.3)	13.0
Share of results of the joint venture	—	—	—	—	—	—	—

Attributable profit for the year	20.5	(3.5)	(0.4)	2.7	(5.0)	(1.3)	13.0

SMITH & NEPHEW plc

RESTATEMENT OF FINANCIAL INFORMATION UNDER IFRS

Reconciliation of Balance Sheet and Equity at 1 January 2003

The effect of the changes to the Group’s accounting policies on the equity of the Group at the date of transition, 1 January 2003 was as follows.

	As reported under UK GAAP	Accounting policy changes under IFRS	IFRS
ASSETS
Non-current assets
Property, plant and equipment	255.8	10.5	266.3
Intangible assets	317.2	0.7	317.9
Investments	5.0	—	5.0
Investment in joint venture	115.0	(1.0)	114.0
Investment in Associated undertaking	8.5	—	8.5
Non-current receivables (1)	20.4	(5.3)	15.1
Deferred tax assets (1)	4.0	55.8	59.8

	725.9	60.7	786.6

Current assets
Inventories	229.5	—	229.5
Trade and other receivables	256.3	0.4	256.7
Cash and cash equivalents	22.5	—	22.5

	508.3	0.4	508.7

TOTAL ASSETS	1,234.2	61.1	1,295.3

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Called up equity share capital	113.5	—	113.5
Share premium account	143.8	—	143.8
Own shares	(3.2)	—	(3.2)
Non-equity share capital	0.3	—	0.3
Retained earnings	262.5	(33.4)	229.1

Total equity	516.9	(33.4)	483.5

Non-current liabilities
Long-term borrowings	164.2	10.9	175.1
Retirement benefit obligation	9.4	118.0	127.4
Other payables due after one year	6.3	—	6.3
Deferred tax liabilities	56.0	(8.6)	47.4

	235.9	120.3	356.2

Current liabilities
Trade and other payables	249.9	(28.6)	221.3
Bank overdrafts and loans - due within one year	151.9	—	151.9
Provisions – due within one year	22.7	2.8	25.5
Current tax payable	56.9	—	56.9

	481.4	(25.8)	455.6

Total liabilities	717.3	94.5	811.8

TOTAL EQUITY AND LIABILITIES	1,234.2	61.1	1,295.3

(1)	Under UK GAAP these balances are reported within current assets but have been broken out here to ease comparison.

SMITH & NEPHEW plc

RESTATEMENT OF FINANCIAL INFORMATION UNDER IFRS

Reconciliation of Balance Sheet and Equity at 1 January 2003 – Analysis of Accounting Policy Changes

	Lease reclassification	Deferred tax	Post retirement benefits	Dividend accrual	Other	Accounting policy changes under IFRS
ASSETS
Non-current assets
Property, plant and equipment	10.5	—	—	—	—	10.5
Intangible assets	—	—	—	—	0.7	0.7
Investments	—	—	—	—	—	—
Investment in joint venture	—	—	(1.0)	—	—	(1.0)
Investment in Associated undertaking	—	—	—	—	—	—
Non-current receivables	—	—	(5.3)	—	—	(5.3)
Deferred tax assets	—	16.4	38.1	—	1.3	55.8

	10.5	16.4	31.8	—	2.0	60.7

Current assets
Inventories	—	—	—	—	—	—
Trade and other receivables	—	—	—	—	0.4	0.4
Cash and cash equivalents	—	—	—	—	—	—

	—	—	—	—	0.4	0.4

TOTAL ASSETS	10.5	16.4	31.8	—	2.4	61.1

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Called up equity share capital	—	—	—	—	—	—
Share premium account	—	—	—	—	—	—
Own shares	—	—	—	—	—	—
Other reserves	—	—	—	—	—	—
Retained earnings	(0.4)	25.0	(79.8)	27.9	(6.1)	(33.4)

Total equity	(0.4)	25.0	(79.8)	27.9	(6.1)	(33.4)

Non-current liabilities
Long-term borrowings	10.9	—	—	—	—	10.9
Retirement benefit obligation	—	—	118.0	—	—	118.0
Other payables due after one year	—	—	—	—	—	—
Deferred tax liabilities	—	(8.6)	—	—	—	(8.6)

	10.9	(8.6)	118.0	—	—	120.3

Current liabilities
Trade and other payables	—	—	(6.4)	(27.9)	5.7	(28.6)
Bank overdrafts and loans – due within one year	—	—	—	—	—	—
Provisions – due within one year	—	—	—	—	2.8	2.8
Current tax payable	—	—	—	—	—	—

	—	—	(6.4)	(27.9)	8.5	(25.8)

Total liabilities	10.9	(8.6)	111.6	(27.9)	8.5	94.5

TOTAL EQUITY AND LIABILITIES	10.5	16.4	31.8	—	2.4	61.1

SMITH & NEPHEW plc

RESTATEMENT OF FINANCIAL INFORMATION UNDER IFRS

Reconciliation of Balance Sheet and Equity at 31 December 2003

	As reported under UK GAAP	Accounting policy changes under IFRS	IFRS
ASSETS
Non-current assets
Property, plant and equipment	257.6	8.9	266.5
Intangible assets	269.4	17.5	286.9
Investments	5.0	—	5.0
Investment in joint venture	121.6	(0.4)	121.2
Investment in associated undertaking	—	—	—
Non-current receivables (1)	30.0	(7.1)	22.9
Deferred tax assets (1)	4.4	54.3	58.7

	688.0	73.2	761.2

Current assets
Inventories	230.6	—	230.6
Trade and other receivables	300.1	—	300.1
Cash and cash equivalents	26.0	—	26.0

	556.7	—	556.7

TOTAL ASSETS	1,244.7	73.2	1,317.9

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Called up equity share capital	114.1	—	114.1
Share premium account	152.0	—	152.0
Own shares	(2.1)	—	(2.1)
Other reserves (2)	3.8	(2.5)	1.3
Retained earnings	373.0	(27.9)	345.1

Total equity	640.8	(30.4)	610.4

Non-current liabilities
Long-term borrowings	99.6	9.3	108.9
Retirement benefit obligation	8.8	128.7	137.5
Other payables due after one year	8.8	—	8.8
Deferred tax liabilities	61.9	(7.4)	54.5

	179.1	130.6	309.7

Current liabilities
Trade and other payables	239.0	(27.3)	211.7
Bank overdrafts and loans – due within one year	96.9	0.3	97.2
Provisions – due within one year	19.5	—	19.5
Current tax payable	69.4	—	69.4

	424.8	(27.0)	397.8

Total liabilities	603.9	103.6	707.5

TOTAL EQUITY AND LIABILITIES	1,244.7	73.2	1,317.9

(1)	Under UK GAAP these balances are reported within current assets.
(2)	Other reserves are not shown separately from retained earnings under UK GAAP - the balance reported represents the cumulative translation movements since the date of transition to IFRS at 1 January 2003.

SMITH & NEPHEW plc

RESTATEMENT OF FINANCIAL INFORMATION UNDER IFRS

Reconciliation of Balance Sheet and Equity at 31 December 2003 – Analysis of Accounting Policy Changes

	Goodwill amortisation reversal	Lease Reclassification	Deferred tax	Post retirement benefits	Dividend accrual	Other	Accounting policy changes under IFRS
ASSETS
Non-current assets
Property, plant and equipment	—	8.9	—	—	—	—	8.9
Intangible assets	17.5	—	—	—	—	—	17.5
Investments	—	—	—	—	—	—	—
Investment in joint venture	—	—	—	(0.4)	—	—	(0.4)
Non-current receivables	—	—	—	(7.1)	—	—	(7.1)
Deferred tax assets	—	—	10.9	42.2	—	1.2	54.3

	17.5	8.9	10.9	34.7	—	1.2	73.2

Current assets
Inventories	—	—	—	—	—	—	—
Trade and other receivables	—	—	—	—	—	—	—
Cash and cash equivalents	—	—	—	—	—	—	—

	—	—	—	—	—	—	—

TOTAL ASSETS	17.5	8.9	10.9	34.7	—	1.2	73.2

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Called up equity share capital	—	—	—	—	—	—	—
Share premium account	—	—	—	—	—	—	—
Own shares	—	—	—	—	—	—	—
Other reserves	(1.0)	0.1	(6.0)	4.4	—	—	(2.5)
Retained earnings	18.5	(0.8)	22.9	(93.0)	28.9	(4.4)	(27.9)

Total equity	17.5	(0.7)	16.9	(88.6)	28.9	(4.4)	(30.4)

Non-current liabilities
Long-term borrowings	—	9.3	—	—	—	—	9.3
Retirement benefit obligation	—	—	—	128.7	—	—	128.7
Other payables due after one year	—	—	—	—	—	—	—
Deferred tax liabilities	—	—	(6.0)	(1.4)	—	—	(7.4)

	—	9.3	(6.0)	127.3	—	—	130.6

Current liabilities
Trade and other payables	—	—	—	(4.0)	(28.9)	5.6	(27.3)
Bank overdrafts and loans – due within one year	—	0.3	—	—	—	—	0.3
Provisions – due within one year	—	—	—	—	—	—	—
Current tax payable	—	—	—	—	—	—	—

	—	0.3	—	(4.0)	(28.9)	5.6	(27.0)

Total Liabilities	—	9.6	(6.0)	123.3	(28.9)	5.6	103.6

TOTAL EQUITY AND LIABILITIES	17.5	8.9	10.9	34.7	—	1.2	73.2

SMITH & NEPHEW plc

RESTATEMENT OF FINANCIAL INFORMATION UNDER IFRS

Reconciliation of Balance Sheet and Equity at 31 December 2004

	As reported under UK GAAP	Accounting Policy changes under IFRS	IFRS
ASSETS
Non-current assets
Property, plant and equipment	282.5	7.8	290.3
Intangible assets	332.2	43.1	375.3
Investments	4.9	—	4.9
Investment in joint venture	121.0	(0.3)	120.7
Non-current receivables (1)	35.3	(9.7)	25.6
Deferred tax assets (1)	6.3	61.3	67.6

	782.2	102.2	884.4

Current assets
Inventories	284.9	—	284.9
Trade and other receivables	320.2	—	320.2
Cash and cash equivalents	32.6	—	32.6

	637.7	—	637.7

TOTAL ASSETS	1,419.9	102.2	1,522.1

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Called up equity share capital	114.5	—	114.5
Share premium account	159.6	—	159.6
Own shares	(4.2)	—	(4.2)
Other reserves (2)	7.0	(5.6)	1.4
Retained earnings	450.1	(19.4)	430.7

Total equity	727.0	(25.0)	702.0

Non-current liabilities
Long-term borrowings	144.3	8.3	152.6
Retirement benefit obligation	9.2	137.6	146.8
Other payables due after one year	15.8	—	15.8
Provisions – due after one year	15.6	—	15.6
Deferred tax liabilities	32.1	8.8	40.9

	217.0	154.7	371.7

Current liabilities
Trade and other payables	272.1	(27.9)	244.2
Bank overdrafts and loans – due within one year	31.9	0.4	32.3
Provisions – due within one year	66.1	—	66.1
Current tax payable	105.8	—	105.8

	475.9	(27.5)	448.4

Total liabilities	692.9	127.2	820.1

TOTAL EQUITY AND LIABILITIES	1,419.9	102.2	1,522.1

(1)	Under UK GAAP these balances are reported within current assets.
(2)	Other reserves are not shown separately from retained earnings under UK GAAP - the balance reported represents the cumulative translation movements since the date of transition to IFRS at 1 January 2003.

SMITH & NEPHEW plc

RESTATEMENT OF FINANCIAL INFORMATION UNDER IFRS

Reconciliation of Balance Sheet and Equity 31 December 2004 – Analysis of Accounting Policy Changes

	Goodwill amortisation reversal	Reclass for acquisitions	Lease Reclassification	Deferred tax	Post retirement benefits	Dividend accrual	Other	Accounting policy changes under IFRS
ASSETS
Non-current assets
Property, plant and equipment	—	—	7.8	—	—	—	—	7.8
Intangible assets	36.7	6.4	—	—	—	—	—	43.1
Investments	—	—	—	—	—	—	—	—
Investment in joint venture	—	—	—	—	(0.3)	—	—	(0.3)
Investment in associated undertaking	—	—	—	—		—	—	—
Non-current receivables	—	—	—	—	(9.7)	—	—	(9.7)
Deferred tax assets	—	—	—	13.0	47.1	—	1.2	61.3

	36.7	6.4	7.8	13.0	37.1	—	1.2	102.2

Current assets
Inventories	—	—	—	—	—	—	—	—
Trade and other receivables	—	—	—	—	—	—	—	—
Cash and cash equivalents	—	—	—	—	—	—	—	—

	—	—	—	—	—	—	—	—

TOTAL ASSETS	36.7	6.4	7.8	13.0	37.1	—	1.2	102.2

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Called up equity share capital	—	—	—	—	—	—	—	—
Share premium account	—	—	—	—	—	—	—	—
Own shares	—	—	—	—	—	—	—	—
Other reserves	(2.4)	—	0.3	(9.8)	6.0	—	0.3	(5.6)
Retained earnings	39.1	(3.7)	(1.2)	22.3	(100.1)	30.0	(5.8)	(19.4)

Total equity	36.7	(3.7)	(0.9)	12.5	(94.1)	30.0	(5.5)	(25.0)

Non-current liabilities
Long-term borrowings	—	—	8.3	—	—	—	—	8.3
Retirement benefit obligation	—	—	—	—	137.6	—	—	137.6
Other payables due after one year	—	—	—	—	—	—	—	—
Provisions – due after one year	—	—	—	—	—	—	—	—
Deferred tax liabilities	—	10.1	—	0.5	(1.8)	—	—	8.8

	—	10.1	8.3	0.5	135.8	—	—	154.7

Current liabilities
Trade and other payables	—	—	—	—	(4.6)	(30.0)	6.7	(27.9)
Bank overdrafts and loans – due within one year	—	—	0.4	—	—	—	—	0.4
Provisions – due within one year	—	—	—	—	—	—	—	—
Current tax payable	—	—	—	—	—	—	—	—

	—	—	0.4	—	(4.6)	(30.0)	6.7	(27.5)

Total Liabilities	—	10.1	8.7	0.5	131.2	(30.0)	6.7	127.2

TOTAL EQUITY AND LIABILITIES	36.7	6.4	7.8	13.0	37.1	—	1.2	102.2

SMITH & NEPHEW plc

RESTATEMENT OF FINANCIAL INFORMATION UNDER IFRS

3a.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in the preparation of the Group’s IFRS financial statements are set out below:

Basis of preparation

The financial statements have been prepared on the historical cost basis except for certain financial instruments and pension assets and liabilities which are measured at fair value.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

Consolidation

The Group financial statements include the financial statements of the Company and all the subsidiaries and associated undertakings during the years reported for the periods during which they were members of the Group.

Intercompany balances between group businesses are eliminated on consolidation.

On acquisition, assets and liabilities of subsidiaries are measured at their fair values at the date of acquisition with any excess of the cost of acquisition over this value being capitalised as goodwill.

Interest in Joint Venture

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control. The Group’s interest in the results and assets and liabilities of the joint venture are included in the financial statements using the equity method of accounting.

Revenue

Revenue comprises sales of products and services to third parties at amounts invoiced net of trade discounts and rebates, excluding turnover taxes. Revenue from the sale of products and services is recognised upon transfer to the customer of the significant risks and rewards of ownership. This is generally when goods are despatched to, or services performed for, customers except that sales of stock located at customer premises and available for customers’ immediate use are recognised on notification that the product has been implanted or used. Revenue associated with the design and fitting out of Digital Operating Rooms is recognised by reference to the stage of completion of the contract as measured by the proportion of contract costs incurred to date relative to the total estimated costs.

Appropriate provisions for returns, trade discounts and other allowances are deducted from revenue.

Foreign Currencies

Balance sheet items of overseas companies and foreign currency borrowings are translated into Sterling at the year-end rates of exchange. Profit and loss items and the cash flows of overseas subsidiary undertakings and associated undertakings are translated at the average rates for the year.

SMITH & NEPHEW plc

RESTATEMENT OF FINANCIAL INFORMATION UNDER IFRS

3a.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Forward currency contracts in respect of contracted and anticipated amounts payable on purchase transactions are entered into to hedge the Group’s exposure to certain foreign exchange risks and are therefore reflected through profit.

The following are recorded as movements in the currency translation reserves: exchange differences on the translation at closing rates of exchange of overseas opening net assets; the difference on translation of foreign currency borrowings or swaps that are used to finance or hedge Group equity investments; and the differences arising between the translation of profits at average and closing exchange rates.

Intangible fixed assets

Goodwill recognised under UK GAAP prior to the date of transition to IFRS is stated at net book value as at this date. Goodwill recognised subsequent to 1 January 2003, representing the excess of purchase consideration over fair value of net assets acquired, is capitalised. Goodwill is not amortised but is reviewed for impairment annually.

Purchased intangibles, including purchased patents, know-how, trademarks, licences and distribution rights are capitalised at cost and amortised on a straight line basis over their estimated useful economic lives. The amortisation of those intangibles acquired as part of a business combination are presented separately after trading profits. The estimated useful life of an intangible asset ranges between 3 and 20 years depending on its nature.

Research and Development expenditure

The Group considers that the regulatory, technical and market uncertainties inherent in the development of new products means that internal development costs should not be capitalised as intangible fixed assets until commercial viability of a project is demonstrable and appropriate resource is in place to launch the product. No significant direct development expenditure is incurred post-commercial launch. Consequently expenditure on research and development is expensed as incurred.

Advertising Costs

Expenditure on advertising costs is written off as incurred.

Property, Plant and Equipment

Property, plant and equipment is stated at cost less depreciation and provision for impairment where appropriate. Freehold land is not depreciated. Freehold and long leasehold buildings are depreciated on a straight-line basis at between 2% and 5% per annum. Short leasehold land and buildings (leases of under 50 years) are depreciated by equal annual instalments over the term of the lease. Plant and equipment is depreciated over lives ranging between 3 and 20 years by equal annual instalments to write down the assets to their estimated disposal value at the end of their working lives.

Finance costs relating to the purchase of fixed assets are not capitalised.

Impairment of assets

Goodwill arising on acquisition is allocated to cash-generating units (equivalent to the reported primary business segments). The recoverable amount of the cash-generating unit to which goodwill has been allocated is tested for impairment annually or when events or changes in circumstance indicate that it might be impaired.

The carrying values of property, plant and equipment, and intangible assets with finite lives are reviewed for impairment when events or changes in circumstance indicate the carrying value may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which it belongs.

SMITH & NEPHEW plc

IFRS TRANSITION - RECONCILIATION STATEMENTS

3a.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Leasing Commitments

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the Group. All other leases are classified as operating leases.

Assets held under finance leases are capitalised as property, plant or equipment and depreciated accordingly. The capital element of future lease payments is included in borrowings and interest is charged to profit before taxation on a reducing balance basis over the term of the lease.

Rentals payable under operating leases are charged to income on a straight line basis over the term of the relevant lease.

Inventories

Finished goods and work-in-progress are valued at factory cost, including appropriate overheads, on a first-in first-out basis. Raw materials and bought in finished goods are valued at purchase price. All inventories are reduced to net realisable value where lower than cost and include provision for any contract losses.

Orthopaedic instruments are generally not sold but loaned to customers and distributors for use in orthopaedic surgery. They are recorded as inventory until they are deployed at which point they are transferred to property, plant and equipment and depreciated over their useful lives.

Taxation

The charge for current taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxation is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in computation of taxable profit.

Deferred tax liabilities are recognised for all taxable temporary differences except in respect of investments in subsidiaries and interests in joint ventures where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future and on the initial recognition of non-deductible goodwill.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilised. Their carrying amount is reviewed at each balance sheet date on the same basis.

Deferred tax is measured on an undiscounted basis, and at the tax rates that are expected to apply in the periods in which the asset or liability is settled. It is recognised in the income statement except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and when the Group intends to settle its current tax assets and liabilities on a net basis.

Post retirement benefits

The Group’s major pension plans are of the defined benefit type. For these plans, the employer’s portion of past and current service cost is charged to operating profit, with the interest cost net of expected return on assets in the plans reported as a financing item. Actuarial gains or losses are recognised directly in equity such that the balance sheet reflects the scheme’s surplus or deficit as at the balance sheet date.

Contributions to defined contribution plans are charged to operating profit as they become payable.

SMITH & NEPHEW plc

IFRS TRANSITION - RECONCILIATION STATEMENTS

3a.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Share based payments

The Group operates a number of executive and employee share schemes. For all grants of share options and awards, the fair value as at the date of grant is calculated using an option pricing model and the corresponding expense is recognised over the vesting period.

Contingencies and Provisions

In the normal course of business the Group is involved in numerous legal disputes. Provision is made for loss contingencies when it is deemed probable that an adverse outcome will occur and the amount of the loss can be reasonably estimated. Where the Group is the plaintiff in pursuing claims against third parties legal and associated expenses are charged to profit and loss account as incurred.

The Group operates in multiple tax jurisdictions around the world and records provisions for taxation liabilities and tax audits when it is deemed probable that a tax charge will arise and the amount can be reasonably estimated.

3b.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES APPLICABLE FROM 2005

Derivative Financial Instruments

The policy for financial instruments represents that which will be applied from 2005 onwards. Derivative financial instruments are initially recorded at cost and then for reporting purposes remeasured to fair value at subsequent balance sheet dates.

Changes in the fair value of derivative financial instruments that are designated and effective as cash flow hedges of forecast transactions are recognised directly in equity. Amounts deferred in this way are recognised in the income statement in the same period in which the hedged firm commitments or forecasted transactions are recognised in the income statement.

Currency swaps to match foreign currency net assets with foreign currency liabilities are translated into Sterling at year-end exchange rates and interest rates. Changes in the principal values of currency swaps are treated as net investment hedges and to the extent that they are designated and effective as net investment hedges are matched in reserves against changes in value of the related assets.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gains or loss on the hedging instrument recognised in equity is retained there until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement for the period.

Investments

All trade investments are recognised initially at cost. From 1 January 2005, after initial recognition, these are designated as available for sale financial assets and measured at fair value as determined by valuation statements based on published price quotations. Gains or losses resulting from movements in the fair value are recognised directly in equity except those relating to impairment which are recognised as an expense immediately.

SMITH & NEPHEW plc

RESTATEMENT OF FINANCIAL INFORMATION UNDER IFRS

Independent Auditors’ Report to the Directors of Smith & Nephew plc on the preliminary IFRS Financial Statements for the year ended 31 December 2003 and for the year ended 31 December 2004.

We have audited the accompanying preliminary International Financial Reporting Standards (“IFRS”) financial statements of the Company for the year ended 31 December 2003 and 31 December 2004 which comprise the Income Statement and, Statement of Recognised Income and Expense for the years ended 31 December 2003 and 31 December 2004 and the Balance Sheet as at 31 December 2003 and 31 December 2004, together with the related accounting policies note set out on pages 25 to 28.

This report is made solely to the Directors in accordance with our engagement letter dated 23 February 2005. Our audit work has been undertaken so that we might state to the Directors those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility or liability to anyone other than the Company for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

These preliminary IFRS financial statements are the responsibility of the Company’s directors and have been prepared as part of the Company’s conversion to IFRS. They have been prepared in accordance with the basis set out in Note 3a, which describes how IFRS have been applied under IFRS 1, including the assumptions management has made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when management prepares its first complete set of IFRS financial statements as at 31 December 2005.

Our responsibility is to express an independent opinion on the preliminary IFRS financial statements based on our audit. We read the other information accompanying the preliminary IFRS financial statements and consider whether it is consistent with the preliminary IFRS financial statements. This other information comprises the description of significant changes in accounting polices on pages 11 to 14 and the reconciliation from UK GAAP to IFRS set out on pages 15 to 24. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the preliminary opening balance sheet. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the preliminary IFRS financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the preliminary IFRS financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the preliminary IFRS financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of matter

Without qualifying our opinion, we draw attention to the fact that Note 1 explains why there is a possibility that the preliminary IFRS financial statements may require adjustment before constituting the first IFRS financial statements. Moreover, we draw attention to the fact that, under IFRS only a complete set of financial statements with comparative financial information and explanatory notes can provide a fair presentation of the Company’s financial position, results of operations and cash flows in accordance with IFRS.

Opinion

In our opinion, the preliminary IFRS financial statements for the years ended 31 December 2003 and 31 December 2004 have been prepared, in all material respects, in accordance with the basis set out in Section 3a, which describes how IFRSs have been applied under IFRS 1, including the assumptions management has made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when management prepares its first complete set of IFRS financial statements as at 31 December 2005.

Ernst & Young LLP

London

8 March 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: March 16, 2005	By:	/s/ Paul Chambers
Paul Chambers
Company Secretary